TRANSGLOBE ENERGY CORPORATION

Annual Meeting of Shareholders
of TransGlobe Energy Corporation ("TransGlobe")

May 12, 2009

REPORT IN RESPECT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

MATTERS VOTED UPON

		Outcome of	Votes For	Votes Against
Description of Matter		Vote	(ballots only)	(ballots only)
1.	Ordinary resolution to approve fixing the	Resolution	N/A	N/A
	number of directors of TransGlobe at six	approved

2.	Ordinary resolution to approve the election of	Resolution	N/A	N/A
	the six nominees to serve as directors of	approved
TransGlobe for the ensuing year, or until their
successors are duly elected or appointed, as
described in the information circular of
TransGlobe prepared for the Meeting

3.	Ordinary resolution to approve the appointment	Resolution	N/A	N/A
	of Deloitte & Touche LLP, Chartered	approved
Accountants, as auditors of TransGlobe for the
ensuing year and to authorize the directors of
TransGlobe to fix their remuneration as such